Karlene Hunter, CEO



Karlene Hunter is CEO and co-founder of Native American Natural Foods. A member of the Oglala Sioux Tribe, Ms. Hunter has more than 25 years of experience working on educational and economic development on the Pine Ridge Reservation in South Dakota, where Native American Natural Foods is based. The Kyle, S.D., company, founded with her longtime business partner Mark Tilsen, is the second business Ms. Hunter has started on the reservation.

In 1996, Ms. Hunter and Mr. Tilsen created Lakota Express, a direct marketing and customer care management company. Focused primarily on fund-raising for non-profit organizations, Ms. Hunter has led the direct marketing campaign for Oglala Lakota College for more than 21 years. More than $25 million has been raised under Ms. Hunter's leadership, including raising the funds for the establishment of the first library on the reservation and the creation of new college centers in each of the nine districts on Pine Ridge.

Well-known throughout the Native American community for her local and national service record, Ms. Hunter serves on the Board of Directors of the National Center for American Indian Enterprise Development. She has also served on the Board of Directors for the Native American Rights Fund; the National Indian Business Association; and the Pine Ridge Area Chamber of Commerce.

Ms. Hunter, who holds an MBA from Oglala Lakota College, has received numerous awards, including the 2012 Vision Leadership Award from the Specialty Food Association, the 2011 Social Venture Network Innovation Award, the Natural Foods Industry's prestigious 2010 Cliff Adler 'Heart in Business' Award, and the 2007 SBA Small Business Woman of the Year for South Dakota. Recognized in 2003 as one of the 100 Best Minority Suppliers by the Minority Business Network, Ms. Hunter received the National Director's Pioneer Award in 2006 from then-Department of Commerce Secretary Ronald Langston. She has also been awarded the President Harry S. Truman Foundation Scholarship; Indian Business Woman of the Year from the National Indian Business Association; and the Rising Star Award from the Business Women's Network and Diversity Best Practices.